Grupo Melo, S. A.

MELO

Apartado Postal 0816-07582
Panamá, Rep. de Panamá

Vía España 2313 - Río Abajo
Teléfono 221 -0033
Fax: 224-2311
www.grupomelo.com

January 23, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: **Grupo Melo S.A.**
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarterly Report ended on September 30th, 2007.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the quarter ended September 30th, 2007.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6970, 323-6978 or 323-6900.

Sincerely yours,

Ricaurte Castrellón D.
Director of Credit and Finance

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on September 30th, 2007

Business Name of the Issuer: **GRUPO MELO, S.A.**

Registered securities: **Common Stocks**

TELEPHONE of the Issuer: **221-0033 FAX 224-2311**

Address of the Issuer: **VIA ESPAÑA 2313, RIO ABAJO**

EMAILof the Issuer: **dirfinanzas@grupomelo.com**

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporation of societies named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the owner of the 100% of the stocks issued and circulating of the operative societies.

Internally the Group is divided in 7 departments: Foods, Stores, Machinery, Wood, Restaurants, Real State and Services.

I PART
ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At September 30th, 2007, the current assets of Grupo Melo, S.A. is of 1.15 times. This indicator compared with December 2006 that finished with 1.27 times is relatively weak due to the increase of the current liabilities in the amount of B/.16.5 millions or 34% caused by the increase of the payable accounts of the suppliers and the use of lines of credit related with the increase of sales and the performance of the investment budget. Nevertheless, on November 15th the 100% of the bonds issued in the amount of B/.10 millions were placed that will refinance this titles, which will allow to obtain a best current reason for the closing of 2007.

The current assets closed at B/.73 millions, which represents an increase of B/.12.8 millions or 21 versus December 2006 specially produced by the increase of B/.3.5 millions in the accounts receivable and the increase of B/.7.7 millions in the inventory, both related with the increases in the operations.

B. Capital Resources

The total assets of the Group for the period raise up to B/.154.8 millions, which is equivalent to an increase of B/.16.3 millions versus December 2006 originated principally by the increases in the current assets described in before mentioned paragraph and by the increase of B/.2.5 millions in proprieties, equipment and net improvements.

At September 30th, 2007, the rate debt / capital is of 1.82. This relation versus to December 2006 (1.68) shows a change product of the increase of the bank debt and of the suppliers payable accounts, that is caused at the same time for the high level of investment, inventory purchases and increases on costs.

C. Results of the Operations.

At September 30th, 2007 sales at Group Melo, S.A. closed in B/.163 millions, which represents an increase versus the month of September 2006 of B/.26 millions or 16%. This increase if product of the increase of sales in all the Departments that conform the Group.

At September 30th,2007 the gross profit of the Group was of B/.73 millions, which represented a gross margin of 44.9%. The indicator shows a margin lower than the month of September of 2006 (48.8%) originated by the increase of sales costs, specially the prices of the commodities and freight charges. Within the departments that presents this increases are: Department of Poultry, Department of Stores, Department of Restaurants and Departments of Machinery.

The general and administrative expenses amounts to B/.55.7 millions, which represents an increase of B/.5.6 millions or 10.1% versus the month of September 2006. The relation expenses / sales for September 2007 is of 34.2%, which is better than last year that ended in 36.6% This increase is shown in the expenses of human resources, as consequence of the creation of new positions, increase of salaries and social charges and the increase of the commissions and awards, product of the growth of the sales. Also, presents an important increase versus last year in the expenses of public services specially electricity and the fuel expenses.

The Group profits before taxes at September 2007 comes up to B/.11 millions, which is bigger than September 2006 for B/.491 thousands or 4.4%. The net profits of the Group increases to B/.8.5 millions with a net margin of 5.2%, which is similar to last year margin.

D. Analysis of Perspectives.

In the international market the prices of the row materials of the poultry activity, corn and soy continue increasing. For the Group., this inputs represent almost the 80% of the costs of feeding the fowls so it directly affects the margin. The same way, products as fats, packing, fuel, electric power, public services and transport represents increases in the price for this last quarterly of 2007.

It has been noticed the increase of the consume of sausages and eggs in this last quarterly which could be related to the lost of the acquisitive value of the panamanian consumer. We await that the sales of table eggs stretches bettering in the fourth quarterly, as a consequence of the increment of the demand for the Christmas season. In the other hand, the sales of chicken will have its characteristics increase on this dates but not in the same proportion versus last years.

The months of November and December has characterized for the sales of products of the season as the Christmas hams. In accordance with projections the Department of Foods will close 2007 with better figures that the budgeted for this last months. The panorama for exportations is good. We are awaiting the approval of the Colombian authorities in relation to the Planta Manuel Melo, process that has been delayed and has not permitted to deliver products in the months of September and October.

Historically, the sales in the Department of Restaurants improves in the fourth quarterly due to the holydays of the end of the year. Recently we inaugurated the place of San Pedro in Juan Diaz and the 24 of December, opposite to Supercentro La Doña, both with great acceptance. In the next months we will be performing the final fitting and adequations to the new locations in Sabanita in Colon and the Ave. 12 de Octubre.

The Department of Woods has reoriented the sales to the national market that is demanding semi solid doors overlaid painted instead of solid doors of engineering and MDF. As part of the strategy we contracted the painting services outsourcing, with the Miami Painter company that started production in October 2007. Also, we are expanding the department of paints which will allow to have full capacity in the plant on December 2007.

The Department of Machinery for the last quarterly of 2007 hopes to close with goods results. Plus, has high expectations in relation with sales, specially in the lines John Deere Construction, following the line of working vehicles Isuzu and the Agriculture line John Deere. On the other hand, the Fiat line will be launching by the end of this year the new Italian vehicles models, as a complement to the actually lines, improving in this way the image of this trade mark.

During the third quarterly of this year the sales of the Department of Stores have grow 22.2% over passing the results of the same quarterly of the previous year. Nevertheless, the results obtained have been affected by the increment of the costs of the commercialized products for the increase in the operational expenses incurred in the Department, specially the expenses in electricity and fuel.

For the next quarterly the Department of Stores hopes to increase its sales, product of the beginning of the summer crop season for exportation. Equally we contemplate great activity in the construction industry that will impel the sales of the companies of the stores Comasa and Multilaminas.

During the third quarterly were launched and started operations four new stores: Pet & Garden in Albrook Mall, Multilaminas No.4 in Via Transistmica and the agriculture and cattle stores Melo of Rio Sereno and Ocu. We hope that Empresas Melo Home Center and

Melo Pet & Garden will increase its activity that with the arrival of the Christmas season as it is regularly performed for the periods. Also, at the beginning of the month of December, we will inaugurate three new stores: Melo Pet & Garden in Centro Comercial Plaza in the Ave. 12 de Octubre, and two new branches of the chain of stores of construction Comasa in the provinces of Colon and Chiriqui. This stores will offer the greatest territorial coverage and at the same time will give a better and differentiated attention to its customers.

The problem with real state business in the United States of America, had a considerable impact in the results of the Division or Real States, due to the fact that the foreign sales represents approximately 60% of the total sales. This Division projects the sale of 36 plots of land for the last quarterly of 2007.

We achieved obtaining a better cash flow product of the increase of cash sales, sales with better margins, better conditions of down payments and financing. Also, we achieved to improve the placing on the local banks of the portfolio of customers accounts receivable, which has allowed us to obtain this positive impact.

As part of the business strategy we have been accomplishing treaties of alliances with Real State brokers nationals as well as internationals, we are advertising ruling lines on international magazines directed to specifically States on the United States of America with more affluence of customers for this type of projects as: Florida, Texas, California, Nevada, the region of Great Lakes and others. At the same time, we have achieved publicity agreements with Canadian magazines with a good potential of customers,. We also continue the developing of four new real state developments that will permit to incorporate 330 new plots of land to the inventory of sales for next year and for the first time we are negotiating 25 houses which will allow to offer a product key on hand and to satisfy the existing demand on this area.

II PART
FINANCIALSUMMARY
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/09/07	Quarterly At 30/06/07	Quarterly At 31/03/07	Quarterly At31/12/06
Total Sales or Incomes	165,070	106,659	50,505	190.690
Operation Margin	8.04%	8.83%	9.80%	8.37%
General and Administrative Expenses.	55,670	35,758	17,131	66,157
Net Profit or Loss	8,485	5,915	3,228	8,826
Shares issued and circulating*	2,242,642	2,242,642	2,323,044	2,323,044
Profit or Loss per share*	$3.78	$2.64	$1.39	$3.80
Depreciation and Amortization	4,394	2,866	1,422	5,726
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 30/09/07	Quarterly At 30/06/07	Quarterly At 31/03/07	Quarterly At31/12/06
Current Assets	73,873	68,909	64,636	60,99
Total Assets	154,784	149,813	141,914	138,4
Current Liabilities	64,348	59,532	48,903	47,86
Long Term Debt	35,567	37,946	38,477	38,862
Preferential Stocks	0	0	0	0
Paid Capital	21,214	21,214	21,776	21,77
Retained earnings	33,511	31,013	32,661	29,869
Total Stockholders equity	54,869	52,335	54,534	51,716
FINANCIAL RATIOS				
Dividend / Share	$1.35	$1.35	$0.18	$0.76
Total Debt/ Patrimony	1.82	1.86	1.54	1.68
Working Capital	9,525	9,377	15,734	13,124
Up-to-date Rate	1.15	1.16	1.32	1.27
Operative earnings / Financial Expenses	3.06	3.33	3.56	2.85

III PART
FINANCIAL STATEMENTS

Is attached to this report the Quarterly Financial Statement of Grupo Melo, S.A.

IV PART
FINANCIAL STATEMENTS OF WARANTORS OR BONDSMEN

Grupo Melo, S.A. owns the 100% of the stocks issued and circulating . The Stocks do not have warrantor as it does not apply.

V PART
CERTIFICATE OF THE FIDUCIARY

Two of the corporations that belong to Group Melo, S.A. have values registered, in the National Commission of Values, warranted by the system of trustees as we hereby detail and which certificates were delivered to the National Commission of Values.

FIDUCIARY	ISSUER	AMOUNT
Banco General S.A. (BG Trust Inc.)	Empresas Melo, S.A.	7,500,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Compañía de Finanzas y Servicios, S.A.)	15,000,000.00
Banistmo, S.A.	Empresas Melo, S.A. (Sarasqueta y Compañía, S.A.)	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

VI PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from November 30st, 2007.

Eduardo Jaspe
Vicepresident

Financial Statements

(Translation of financial statements originally issued in Spanish)

Report **Grupo Melo, S.A.**

Quarterly ended September 30, 2007 and 2006
With Independent Auditors Report

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A.

Quartely Financial Statements

CONTENTS

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A.

Quartely Financial Statements
In Thousands of USA Dollars

GENERAL INFORMATION

Directors

Arturo D. Melo Sarasqueta	Principal Director, President and Chief Executive Officer
Arturo D. Melo Klepitch	Principal Director, Chief Operating Officer of Food Production Companies and Secretary
Federico Melo Klepitch	Principal Director, Chief Operating Officer of Commercial and Lumber Processing Companies
Eduardo Jaspe L.	Principal Director, Vicepresident of Finance and Planning, Treasurer
Carlos Henriquez	Principal Director
Alfonso de la Espriella	Principal Director
Manuel D. Cabarcos	Principal Director
José Luis García de Paredes	Principal Director
Miguel De Janón	Principal Director
Laury Melo de Alfaro	Deputy

Registered Office
Via España 2313, Río Abajo, Panama, Republic of Panama

Lawyers
Grimaldo y Tejeira
Medina, Pitti y Asociados
Mejia & Asociados
Mendoza, Arias, Valle & Castillo
Rivera, Bolívar y Castañedas
Vergara, Anguizola y Asociados

GENERAL INFORMATION (continued)

Banks and Financial Institutions
HSBC Bank
BNP Paribas
Citibank, N.A.
Banco Aliado, S. A.
Banco General, S. A.
Banco Internacional de Costa Rica, S. A.
Banco Bilbao Vizcaya Argentaria Panamá, S. A.
Global Bank Corp.
Primer Banco del Istmo, S. A.
Bancafé (Panamá), S. A.
Banco Cuscatlán de Panamá, S. A.
Credicorp Bank
The Bank of Nova Scotia

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

External Auditors
Ernst & Young

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A.

Quartely Financial Statements
In Thousands of USA Dollars

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GRUPO MELO, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S.A. to the 30 of september of 2007 and 31 of December of 2006, the connected states consolidated of results and cash flow, for the nine finished months the 30 of september of 2007 and 2006 in acordance with International Financial Reporting Standars. All information including the financial statements is responsibility of the management of Grupo Melo, S.A.

A revision mainly consist of investigations to the personnel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standars.

Rogelio A. Williams C.
CPA 2678

October 15, 2007
Panama, Republic of Panama

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A.

Quartely Financial Statements
In Thousands of USA Dollars

CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

	Notes		**September** *2007*		December *2006*
ASSETS					
Current Assets					
Cash	3	B/.	**5,784**	B/.	3,629
Notes and accounts receivable, net	4		**24,991**		21,522
Inventories, net	5		**36,529**		29,040
Inventory of layer hens	6		**1,752**		1,585
Parcel land for sale			**4,115**		4,900
Prepaid income tax			**24**		24
Prepaid expenses			**678**		293
			73,873		60,993
Non-current Assets					
Notes receivable, net of current portion	4		**4,930**		6,362
Deferred income tax	15		**274**		274
Investment, at equity	7		**1,961**		1,819
Raw land			**6,059**		5,366
Properties, equipment and improvements, net	8		**55,070**		52,616
Forestal investment	9		**3,903**		3,753
Severance fund			**2,617**		2,446
Other assets			**6,097**		4,818
			80,911		77,454
TOTAL ASSETS		B/.	**154,784**	B/.	138,447

The accompanying notes are integral part of the consolidated financial statements.

(Translation of financial statements originally
Issued in Spanish)
Grupo Melo, .S.A.

Quartely Financial Statements
In Thousands of USA Dollars

	Notes		September 2007		December 2006
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	10	B/.	**24,636**	B/.	13,700
Negotiable commercial securities	11		**5,000**		5,000
Bonds payable	12		**5,575**		5,100
Notes and accounts payable - trade			**24,920**		18,343
Accrued expenses and other liabilities	13		**4,217**		5,726
			64,348		47,869
Non-Current Liabilities					
Provision for seniority premium			**3,263**		3,152
Interest-bearing loans and borrowings	10		**5,597**		6,734
Bonds payable	12		**26,707**		28,976
			35,567		38,862
Commitments and contingencies	22				
Shareholders' Equity					
Issued capital (common stock, non-par value; authorized shares: 2,500,000; issued and outstanding shares: 2,242,642)			**21,214**		21,776
Retained earnings			**33,511**		29,868
Complementary tax			**(66)**		(66)
			54,659		51,578
Minority interest			**210**		138
Total Shareholders' Equity			**54,869**		51,716
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		B/.	**154,784**	B/.	138,447

The accompanying notes are integral part of the consolidated financial statements.

In Thousands of Usa Dollars

CONSOLIDATED STATEMENTS OF INCOME
Quarterly ended September 30, 2007 and 2006

	Notes		2007		2006
Revenue					
Net sales		B/.	162,838	B/.	136,721
Cost of sales			(89,677)		(70,039)
Gross income			73,161		66,682
Other income			1,804		1,345
General and administrative expenses	19, 20		(55,670)		(50,073)
Depreciation and amortization	8		(4,394)		(3,824)
Income from operating activities			14,901		14,130
Interest income			428		434
Interest and financial charges			(4,282)		(4,008)
Income from operating activities before income tax			11,047		10,556
Income tax	15		(2,660)		(3,172)
Income before profit (loss) in associate			8,387		7,384
Share on Profit (loss) of associate	7		98		(122)
Net income		B/.	8,485	B/.	7,262
Attributable to:					
Equity holders of the parent		B/.	8,413	B/.	7,245
Minority interests			72		17
		B/.	8,485	B/.	7,262
Earnings per share -basic and diluted	18	B/.	3.79	B/.	3.13

The accompanying notes are integral part of the consolidated financial statements.

In Thousands of USA Dollars

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Quarterly ended September 30, 2007 and 2006

	Notes	*Issued Capital*	*Retained Earnings*	*Complementary Tax*	*Minority Interest*	*Total*
At January 1, 2006		B/. 21,776	B/. 22,836	B/. (75)	B/. 117	B/. 44,654
Net income		-	8,792	-	33	8,825
Dividends paid	16	-	(1,760)	-	(12)	(1,772)
Complementary tax, net		-	-	9	-	9
At December 31, 2006		21,776	29,868	(66)	138	51,716
Net income		-	8,413	-	72	8,485
Share reacquires		(3,799)	-	-	-	(3,799)
Dividends capitalize		1,752	(1,752)	-	-	-
Dividends paid	16	-	(1,533)	-	-	(1,533)
Dividends paid on shares		1,485	(1,485)	-	-	-
At June 30, 2007		B/. 21,214	B/. 33,511	B/. (66)	B/. 210	B/. 54,869

The accompanying notes are integral part of the consolidated financial statements.

In Thousands of USA Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS
Quarterly ended September 30, 2007 and 2006

	Notes		**September** *2007*		*2006*
Cash flows from operating activities					
Income before income tax		**B/.**	**11,047**	B/.	10,556
Adjustments for:					
Provision for doubtful accounts	4		**487**		376
Depreciation and amortization	8		**4,394**		3,824
Provision for seniority premium			**451**		466
Interest paid and financial charges			**4,282**		4,008
Interest earned			**(428)**		(434)
Operating results before changes in working capital			**20,233**		18,796
Notes and accounts receivable			**(2,524)**		(4,777)
Inventories			**(7,489)**		(1,924)
Inventory of layer hens, net of transfers to inventory			**(167)**		56
Parcel land for sale			**92**		(139)
Prepaid expenses			**(385)**		(43)
Other assets			**(199)**		(439)
Notes and accounts payable - trade			**6,576**		1,103
Accrued expenses and other liabilities			**(1,509)**		(968)
Seniority premium paid			**(340)**		(316)
Cash proceeds from operations			**14,288**		11,349
Interest paid			**(4,282)**		(4,008)
Interest earned			**428**		434
Income tax paid			**(3,740)**		23
Net cash flows from operating activities			**6,694**		7,798

The accompanying notes are integral part of the consolidated financial statements.

In Thousands of USA Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Quarterly ended September 30, 2007 and 2006

		September			
	Notes		*2007*		*2006*
Cash flows from investment activities					
Severance fund contribution, net		B/.	**(171)**	B/.	(244)
Investment, at equity			**(44)**		(120)
Purchase of property, equipment and improvements			**(6,848)**		(5,545)
Forestal investment	9		**(150)**		(166)
Net cash flows used in investment activities			**(7,213)**		(6,075)
Cash flows from financing actvities					
Loans and lease obligations payments			**(24,970)**		(37,780)
Proceeds from new loans and lease obligations			**34,769**		36,692
Redemption of bonds			**(1,793)**		(6,728)
share reacquire			**(3,799)**		-
Dividends paid			**(3,018)**		(1,755)
Minority interest			-		17
Issue of bonds			-		10,000
Dividends capitalize			**1,485**		-
Net cash flows used in financing activities			**2,674**		446
Net increase (decrease) in cash			**2,155**		2,169
Cahs at January 1			**3,629**		2,401
Cash at December 31	3	**B/.**	**5,784**	B/.	4,570

The accompanying notes are integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

Explanation Added for Translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for international use. These consolidated financial statements are presented in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. Certain accounting practices applied by Grupo Melo, S. A. which are in conformity with International Financial Reporting Standards may differ from accounting principles generally accepted in some countries where the consolidated financial statements may be used

1. Corporate Information

Grupo Melo, S.A. is the holding company of a group of subsidiaries classified into divisions, and involved in various economic activities, such as: wholesale and retail sale of dry goods, breeding, fattening and sale of poultry, sale of agricultural and industrial machinery, vehicles and related equipment, timber processing and sale, construction material sale, fast food chains, food processing, real estate and reforestation.

Corporate Governance

Corporate Governance Policies Review

General policies and procedures of Grupo Melo's Board of Directors set forth the Corporate Governance standards as described hereafter. These norms, as applied to Grupo Melo, have been established voluntarily.

Corporate Governance operates through a Board of Directors member committee; in addition there is an Audit Committee, an Executive Compensation Committee, a Governance and Strategy Committee, and a Finance Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

1. Corporate Information (continued)

Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific operating guidelines for the Board of Directors and Executive Committee.
- To promote sound management practices.
- To establish clear rulings for management's chain of command and for delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control ethical and operational risks.
- To set executive compensation policies, as well Senior Management performance assessment criteria.
- To oversee compliance with the Group's Code of Ethics.

The Board of Directors guidelines cover the following parameters:

- Policies pertaining to corporate communications with shareholders and third parties.
- Decision making and resolution of conflicts of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risk control procedures.
- Approval of corporate strategic objectives.
- Continuous monitoring and assessment of administrative and financial management performance.

Executive Committee

The Executive Committee meets weekly and its decisions are ratified by the Group's Board of Directors at their regular monthly meetings. Clause 9th of the Corporate By-Laws for Grupo Melo, S. A. lists the Executive Committee's functions as making decisions on management, objectives and policies applicable to business which cannot wait for the Board of Directors' assembly. However, Executive Committee decisions are subject to the Board of Directors' confirmation or modification.

The Executive Committee of the Board of Directors will always act under delegation from the Board of Directors, and involves three (3) Principal Members and three (3) Alternate Members.

The Executive Committee's Principal Members are Board Officers who are also senior operating executives of the company/or its subsidiaries, while Alternate Members are managers of the Company or its subsidiaries, nominated by the Principal Members.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

1. Corporate Information (continued)

Board of Directors Permanent Committees

The Audit, Executive Compensation, Corporate Governance & Strategic Planning and Finance Committees are the four standing committees of Grupo Melo, S. A.'s Board of Directors. The first three Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24, 2000. The Finance Committee was established at the Board of Directors of Grupo Melo, S. A. regular meeting celebrated on May 21, 2005. The current members are:

Audit Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe L. - Principal
Federico Melo Klepitch - Alternate

Executive Compensation Committee

José Luis García de Paredes – Principal
Carlos Henriquez – Principal
Alfonso de la Espriella -Principal
Laury Melo de Alfaro - Principal

Corporate Governance and Strategic Planning Committee

Arturo D. Melo Sarasqueta - Principal
Arturo D. Melo Klepitch - Principal
Alfonso de la Espriella – Principal
Miguel De Janón – Principal
Federico Melo Klepitch - Principal

Finance Committee

Manuel D. Cabarcos - Principal
José Luis García de Paredes - Principal
Carlos Henriquez - Principal
Eduardo Jaspe L. - Principal

Grupo Melo employees participating as members of any committee do not receive any fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

1. Corporate Information (continued)

Grupo Melo's Board of Directors usually constitutes special temporary committees responsible for analyzing specific issues and presenting recommendations to the Board.

Audit Committee

The Audit Committee's functions are:

- To evaluate and approve the Group's audited financial statements and recommend approval as required by the Board of Directors.
- To study, analyze, review and control certain financial aspects of each of the companies forming Grupo Melo, and to submit recommendations resulting from such studies and analyses to the Board of Directors.
- To recommend to the Board of Directors any necessary administrative action arising from such studies and analyses.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the appointment of external auditors and to keep abreast of their annual work program.
- To analyze affiliates' audited and non-audited financial statements, as well as management letters issued by external auditors, and to follow-up as appropriate on recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors on relevant findings.
- To verify implementation of adopted corrective measures arising from exceptions reported by the internal auditors.
- To request graphs, descriptions or narratives showing internal control measures, including programmed controls, and report to the Board of Directors on completed reviews, along with relevant suggestions.
- To initiate and recommend studies on possible application of fiscal incentives.
- To analyze the subsidiaries' semi-annual business results, in order to update appropriate tax planning projections and evaluate proposals from the Controller and Internal Auditors for this purpose.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

- To help search for solutions to reduce the Group's short - term debt and debt-to-capital ratio.

1. Corporate Information (continued)

- In the process of performing its responsabilities, the Committee may:
  a) Undertake "in situ" visits/inspections to any of the Group's subsidiaries and administrative units, with previous notice to the Group's President.
  b) Call the Controller, Chief Internal Auditor, vice-presidents, managers or senior executives of various subsidiaries before the Committee, convening them with a minimum of two weeks prior notice and advising them of the issues to be discussed.

Executive Compensation Committee

Mission: To define an effective and consistent policy addressing recruitment and retention of the best executives in the market. For such purpose the Committee will provide a philosophical framework and adequate procedures for the Director of Human Resources so as to offer a constructive working environment, competitive salaries and benefits, as well as opportunities for personal and professional growth within Grupo Melo.

Objective: To achieve low personnel - turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Ensure compliance of the executive performance assessment program.
- Survey executive personnel anonymously, to determine their job satisfaction level within their work environment.
- Ascertain that executive personnel are compensated along industry standards. Gather information which allows a comparison of the Group within the industry.
- Review turnover level among executive personnel every five years.
- Analyze executive compensation in accordance to hierarchical levels.
- Define level of executives who should participate in profit – sharing pool. Revise existing criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

1. Corporate Information (continued)

Corporate Governance and Strategic Planning Committee

The Corporate Governance and Strategic Planning Committee's functions are:

- Promote full compliance of Grupo Melo and its subsidiaries' operations with corporate government parameters.
- To recommend amendment/s or expansion of Corporate Government rules, so as to keep them updated on new requirements and new demands within the Corporate framework.
- To ensure compliance with the institutional Ethics Code.
- To act as consultant body in establishing business strategy projects for submittal to the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

Finance Committee

Grupo Melo's Finance Committee functions will be presented to the Board of Directors, with observations and recommendations on the following subjects:

- Finance and budget objectives in a short and medium term.
- Strategies for reaching an optimum financial structure.
- Strategies for following the group's financial providers, including getting the best possible financial costs.
- Any other financial issues that may appear within the Group's operations.

Principles of Corporate Ethics

The following Declaration of Principles on Corporate Ethics for Grupo Melo was approved during its Board of Directors' regular monthly meeting held on December 29, 2001:

- To adopt a responsible and honest attitude toward those to whom we are accountable, as well as to those with whom we conduct business, acknowledging their rights and legitimate interests, avoiding deception and misinformation.
- To maintain the highest level of respect among all corporate members, regardless of their hierarchy within the Group, and ensure that there is no harassment nor discrimination, at any level of the organization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

- To discharge our duties with integrity, honesty and responsibility; communicate truthfully about our activities within the Group, offer cooperation and work as a team toward best business results for the corporation.

1. Corporate Information (continued)

- To inform the corporation on all matters relevant to the Group's best interests. No information should be withheld or forged to anyone, least of all to the shareholders, Board of Directors or Executives at peer and/or higher levels.
- Maintain confidentiality on corporate matters which by their very nature imply an implicit duty of not revealing them.
- Respect private lives and recognize that, as individuals, everyone has rights, responsibilities, and social and family requirements which transcend the corporate environment.
- Act fairly in providing opportunities within the Group, as well as toward groups or persons who have direct or indirect relations with the organization.

2.1 Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for the inventory of layer hens and forest investments which are presented at fair value. The consolidated financial statements are stated in Balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the Dollar ($) of the United States of America.

Statement of compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of Republic of Panama's law.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Empresas Melo, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Embutidos y Conservas de Pollo, S. A., Comercial Avícola, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., Desarrollo Electra, S. A., Desarrollo Chichibali, S. A. y Bienes Raíces Cerro Azul, S. A., after the eliminations of all material intercompanies transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

The subsidiaries' financial statements are prepared for the same reporting year as the parent company, using consistent accounting policies.

Minority interests represent the minority stockholder participation in the subsidiary Estrategias y Restaurantes, S. A. which does not fully belong to the Group.

2.2 Significant Accounting Judgments and Estimates

Judgments:

In the process of applying the Group's accounting policies, management has made judgments, related to estimates that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates:

The most important estimates having a susceptible risk to significant changes are related to the determination of allowance for doubtful account, allowance for slow-moving or obsolete inventory, and provision for seniority premium and indemnity.

2.3 Summary of Significant Accounting Policies

Cash

Cash in the consolidated balance sheet and cash flows statements comprise cash in bank, petty cash and demands accounts.

Notes and accounts receivable

Notes and accounts receivable, which generally have 30-90 day terms, are recognized and carried at the original invoiced amount, less an allowance for doubtfull account. An estimate for doubtful accounts is made when the full amount collection is no longer probable. Bad debts are written off as incurred.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Inventories

Inventories are valued at the lower of cost and net realizable value:

Finished goods	Average cost
Machinery and automobiles inventory	Specific costs according to supplier invoices
Inventory of layer hens	Fair value
Parceled land for sale	Land purchased for development and sale are carried at cost

Allowance for slow-moving inventory or obsolescence

Management has an established policy for the determination of allowance for slow moving or obsolete inventories based on the type of product and on inventory rotation. Slow-moving inventories are dismissed from the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon termination of the labor relationship, regardless of cause, and a seniority premium or indemnity in cases of wrongful dismissals. The Group contributes to the fund based on 2.25% of total salaries paid. The fund is restricted to Group use and only the interest earned by the fund belongs to the Group.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried on the balance sheets at the lower of the equity-accounted amount or the recoverable amount, and the pro-rata share of profit (loss) of related associates is included in income.

Property, equipment and improvements

Property, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	30 to 40 years
Machinery and equipment	3 to 40 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Property, equipment and improvements (continued)

Valuations are reviewed as of the balance sheet date to review if they are registered in excess of their recoverable value and, when carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The recorded value of property, equipment and improvements is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in the consolidated statements of income.

Forestal investment

Payments made by the Group to execute the forest development plan are recorded as reforestry costs, as well as handling plus current and administrative expenses incurred in the management and maintenance of reforested plantations. Revenue resulting from the trees' physical growth is recognized in the consolidated statements of income.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 days terms are carried at cost, defined as the fair value of consideration to be paid in the future for goods and services as received, whether or not they are billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of consideration received and including acquisition charges associated with the debt, bonds or loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Borrowing costs

Borrowing costs are recognized as an expense when incurred.

2.3 Summary of Significant Accounting Policies (continued)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

Deferred income tax

Deferred income tax arises from time differences resulting from income and expenses recorded in financial accounting and those reported for income tax calculations.

The determination of deferred income tax must be based on the certainty of the utilization of the provision for seniority premium, prior to recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at tax rates expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or virtually enacted at the balance sheet date.

Leases

The Group as the lessee

Finance leases, which transfer to the Group virtually all risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term, and disclosed as property, equipment and improvements. Lease payments are apportioned between the finance charges and lease liability reduction, so as to achieve a constant interest rate on the remaining liability balance. Finance charges are charged directly against operations.

Capitalized leased assets are depreciated over the estimated useful life of the asset.

Share capital

As equity is repurchased, the amount of consideration paid is recognized and deducted from equity and the shares are voided.

Segment Information
A business segment is an identifiable Group component in charge of providing a product or service, or a set of products or services which are related, and which are subject to risks and returns of a different nature from those of other business segments within the same Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when significant risks and rewards of goods ownership have been transferred to the buyer.

Land sales

Revenue is recognized when the risks and significant benefits of land property have been transferred to the buyer.

Rendering of services

Revenue is recognized to the extent that the expenses recognized are recoverable.

Interest income

Revenue is recognized as interest accrues (taking into account the effective yield on the asset) unless collectibility is doubtful.

Commission income

Commission income is recognized over a proportional base during loan term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

Changes in accounting policies in accordance to the International Financial Reporting Standards (IFRS) and Interpretations no yet adopted.

As of September 30, 2007 the Group has not yet adopted the following new and amended IFRS and IFRIC interpretations during the year, which were not effective for the year then ended.

- IFRS 8 Operatives Segments: Disclosure and amendment to IAS 14 which will become effective for financial years beginning on or after 1 January 2009. IFRS 8 requires an entity to select and apply its accounting policies consistently for similar transactions, other events and conditions, unless an IFRS specifically requires or permits categorization of items for which different policies may be appropriate. Where and IFRS requires or permits such categorization, and appropriate accounting policy shall be selected and applied consistently to each category. Therefore, once a choice of benchmark or allowed alternative treatment has been made, it becomes accounting policy and must be applied consistently. Changes in accounting policy should only be made in accordance with IFRS 8.14. In this publication, where a choice is permitted by IFRS, the Group has adopted either the benchmark or the allowed alternative treatment as appropriate to the circumstances of the Group. The commentary gives further details of which policy has been selected.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

2.3 Summary of Significant Accounting Policies (continued)

3. Cash

	September *2007*		December *2006*	
Cash on hand	B/.	90	B/.	84
Demands accounts		5,694		3,545
	B/.	5,784	B/.	3,629

4. Notes and Accounts Receivable, Net

	September *2007*		December *2006*	
Notes receivable	B/.	14,816	B/.	13,137
Accounts receivable - clients		15,521		14,998
		30,337		28,135
Allowance for doubtful accounts		(1,448)		(1,310)
		28,889		26,825
Accounts receivable - other:				
Employees		123		117
Other		909		942
		29,921		27,884
Less: current portion of notes and accounts receivable clients		24,991		21,522
	B/.	4,930	B/.	6,362

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

4. Notes and Accounts Receivable, Net (continued)

Below is a breakdown of activities in the allowance for doubtful accounts:

		September *2007*		December *2006*
Balance at January 1	B/.	1,310	B/.	888
Increase in the year		487		819
Amounts written off		(349)		(397)
Balance at June 30	B/.	1,448	B/.	1,310

5. Inventories, Net

		September *2007*		December *2006*
Goods and materials	B/.	19,379	B/.	15,085
Machinery and equipment		2,705		3,049
Automobiles and spare parts		4,039		4,092
Poultry, eggs and food		4,469		3,125
Tires, batteries and others		1,640		1,368
		32,232		26,719
Less allowance for slow moving or obsolete inventory		(96)		(96)
		32,136		26,623
Inventory in transit		4,393		2,417
	B/.	36,529	B/.	29,040

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

6. Inventory of layer hens

	September *2007*		December *2006*	
Reconciliation value of Inventory of layer hens:				
Carrying amount as of January 1, 2006	**B/.**	**1,585**	B/.	1,467
Increase due to purchases		**1,838**		1,148
Decrease due transfers to inventory		**(1,671)**		(623)
Changes in fair value atributable to physical changes		-		(407)
Carrying amount as of September 30, 2007	**B/.**	**1,752**	B/.	1,585

7. Investment, at Equity

		Investment at Cost			
	% of Participation	*September 2007*		*December 2006*	
Procesadora Moderna, S. A.	50%	**B/.**	**1,849**	B/.	1,849
Compañía Ulises, S. A.	50%		**134**		134
Atlantic Grain Terminal, S. A.	25%		**357**		357
Recuperación de Proteínas, S. A.	50%		**608**		608
			2,948		2,948
Share on inicial accumulated losses			**(1,227)**		(1,125)
Share on year's (losses) profit			**98**		(112)
Investment disposal			-		10
Share on losses at year end			(1,129)		(1,227)
			1,819		1,721
Other investments			**142**		98
		B/.	**1,961**	B/.	1,819

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

8. Property, Equipment and Improvements, Net

September 30, 2007

		Improvements		*and Equipment*		*Equipment*		*in Progress*		*Total*
At January 1, 2007, net of accumulated depreciation and amortization	B/.	31,341	B/.	17,442	B/.	2,311	B/.	1,522	B/.	52,616
Additions		1,020		3,211		1,436		1,515		7,098
Reclassifications		231		104		-		(335)		-
Disposals		(343)		(5,684)		(2,499)		-		(8,442)
Disposal depreciation		252		5,438		2,502		-		8,192
Depreciation and amortization		(1,193)		(2,332)		(869)		-		(4,394)
At September 30, 2007, net of accumulated depreciation and amortization	B/.	31,308	B/.	18,179	B/.	2,881	B/.	2,702	B/.	55,070
At January 1, 2007, net of accumulated										
At cost	B/.	47,466	B/.	52,681	B/.	7,610	B/.	1,522	B/.	109,279
Accumulated depreciation and amortization		(16,125)		(35,239)		(5,299)		-		(56,663)
Net carrying amount	B/.	31,341	B/.	17,442	B/.	2,311	B/.	1,522	B/.	52,616
At September 30, 2007										
At cost	B/.	49,856	B/.	52,253	B/.	6,452	B/.	2,702	B/.	111,263
Depreciation and amortization		(18,548)		(34,074)		(3,571)		-		(56,193)
Net carrying amount	B/.	31,308	B/.	18,179	B/.	2,881	B/.	2,702	B/.	55,070

As of September 30, 2007 several properties with carrying amounts of B/.22,421,148 serve as guarantees for Group Company credit agreements, loans and bonds (See Note 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

8. Property, Equipment and Improvements, Net (continued)

December 31, 2006

	Property and Improvements	*Machinery and Equipment*	*Leased Equipment*	*Construction in Progress*	*Total*
At January 1, 2006, net of accumulated depreciation and amortization	B/. 31,085	B/. 17,844	B/. 1,030	B/. 598	B/. 50,557
Additions	2,485	2,880	2,065	1,192	8,622
Reclassifications	73	(10)	17	(80)	-
Disposals	(917)	(5,863)	(219)	(188)	(7,187)
Disposal depreciation	267	5,413	219	-	5,899
Depreciation and amortization	(1,652)	(2,822)	(801)	-	(5,275)
At December 31, 2006, net of accumulated depreciation and amortization	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616
At January 1, 2006					
At cost	B/. 47,315	B/. 57,729	B/. 5,620	B/. 598	B/. 111,262
Accumulated depreciation and amortization	(16,230)	(39,885)	(4,590)	-	(60,705)
Net carrying amount	B/. 31,085	B/. 17,844	B/. 1,030	B/. 598	B/. 50,557
At December 31, 2006					
At cost	B/. 47,466	B/. 52,681	B/. 7,610	B/. 1,522	B/. 109,279
Acumulated depreciation and amortization	(16,125)	(35,239)	(5,299)	-	(56,663)
Net carrying amount	B/. 31,341	B/. 17,442	B/. 2,311	B/. 1,522	B/. 52,616

As of December 31, 2006 several properties with carrying amounts of B/.21,758,323 serve as guarantees for Group Company credit agreements, loans and bonds (See Notes 10, 11 and 12). Leased equipments serve as guarantees for Group's financial leasing contracts (See Note 10).

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

9. Forestal Investment

		September *2007*		December *2006*
Reconciliation value of forestal investment:				
Carrying amount as of January 1, 2007	**B/.**	**3,753**	B/.	3,499
Increase due to purchases		**150**		211
Gain arising from changes in fair value attributable to physical changes		**-**		43
Carrying amount as of September 30, 2007	**B/.**	**3,903**	B/.	3,753

Disbursements made during 2007 are due to the treatment and maintenance costs of equipment, transportation and freight, cutting and cleaning performed during reforestation. The forestal investment in Reforestadora Los Miradores involves species such as: teak, pine, spiny cedar, laurel, oak, and eucalyptus on a total of 280 hectares. The forestal investment in Reforestadora El Zapallal involves species such as: spiny cedar and teak on a total of 597.3 hectares, of which 38.3 hectares are on access of roads and security areas.

The Group has currently recognized earnings from changes in forestal investment fair values attributable to physical changes. Earnings from changes in the fair value of B/.1,197 less losses of B/.109 due to fires, generated net earnings of B/.1,088

Reforestation activity is ruled by Executive Decree No.89 of November 8, 1993 which regulates Law No.24 from November 1992.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

10. Interest - Bearing Loans and Borrowings

At September 30, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		**June** *2007*		December *2006*
Short - Term						
Overdraft and bank loans	7-8.75%	2006-2007	**B/.**	**21,990**	B/.	11,203
Mortgages	7.8-9%	2006-2007		**697**		1,149
Capital lease agreements	8-8.75%	2006-2007		**1,949**		1,348
			B/.	24,636	B/.	13,700
Long - Term						
Mortgages	7.8-9%	2009 - 2015	**B/.**	**4,470**	B/.	5,535
Capital lease agreements	8-8.75%	2008 - 2009		**1,127**		1,199
			B/.	5,597	B/.	6,734

Mortgages Loans

Mortgages bear the following security:

- Mortgage and antichresis on properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3080, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041, 50016, 7576, 6955, 34840, 38740, 37038, 99848 and 2733.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

The Group has agreements for short term credits lines with thirteen banks for up to B/.35,100 according to mutual accorded clauses. These agreements have no maturity dates and can be reviewed and renovated annually. As of September 30, 2007, Grupo Melo, S. A. has used these credit lines for the amount of B/.21,990. Subsidiary companies use these collective credit facilities.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

10. Interest - Bearing Loans and Borrowings (continued)

Credit agreements bear the following covenants and guarantees:

- Mortgage and antichresis on properties 1897, 11259, 11415, 11962, 111084, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799, 34811, 123985, 83975, 11247, 9358, 9408, 46396, 48302, 5701, 54049, 16857, 23394, 27399, 27665, 33786, 49008, 55655 and 52545.

- Dividends to shareholders are allowed, for up to 50% of the year net income, as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

The Group has issued crossed guarantees to secure the global indebtedness of Grupo Melo, S. A.

11. Negotiable Commercial Securities

The Panama National Securities Commission authorized a public offering of Negotiable Commercial Securities (V.C.N.) up to a maximum of five million balboas (B/.5,000). As of September 30, 2007 and 2006, the Group had placed B/.5,000 on the Stock Market. This Negotiable Commercial Securities (V.C.N.) has renewable maturity of 360 days from the issue date. As of September 30, 2007 the annual interest rate of Negotiable Commercial Securities is approximately 6.125% - 6.5%.

This issue is supported by the general credit of Empresas Melo, S. A. and cross guarantee of Grupo Melo, S. A.

12. Bonds Payable

The present issuances are secured by the issuing corporations' general credit.

The bonds have the following guarantees:

- Mortgages and antichretic on parcels 15005, 22166, 53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984, 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306, 205878, 209982, 206320, 213724, 211403, 39570, 41088 and 40616, besides of the parcels 39226, 40371, 40381, 40391 and others on which the Manuel E. Melo Factory is located.

In Thousands of USA Dollars

12. Bonds Payable (continued)

A breakdown of bonds payable is as follows:

	September 2007	*December 2006*
Altos de Vistamares, S. A.		
Bond issuance with a face value of B/.3,000 issued in series, bearing quarterly payable interest, at an floating rate based on Prime Rate + 2.25% p.a., which must never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008.	**B/. 1,250**	B/. 2,000
Empresas Melo, S. A.		
Bond issuance with a face value of B/.5,000 issued in series, bearing interest payable quarterly at 8% p.a., maturing in December 2006.	**9,032**	10,076
Bond issuance with a face value of B/.15,000 issued in series, earning variable Libor rate (3 months) plus 3.5%, with an annual minimum of 8% quarterly payable, and a maturity date of December 2012.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series A, bearing an interest rate based on Prime Rate plus 2.50%. In no event shall the interest rate be less than 6% nor more than 10%, p.a., maturing in December 2006.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series B, bearing an interest rate based on Prime Rate plus 2.50%. p.a. In no event shall the interest rate be less than 6.5% nor more than 10.5%, maturing in December 2007.	**1,500**	1,500
Bond issuance with a face value of B/.1,500 issued as Series C, bearing an interest rate based on Prime Rate plus 2.75%, p.a. In no event shall the interest rate be less than 7% nor more than 11%, maturing in December 2008.	**10,000**	10,000

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

12. Bonds Payable (continued)

	September 2007	*December 2006*
Series bonds:		
A. Serie A: Series A bonds mature as of December 2007. Annual Libor interest rate is 6 months + 2.5%	**1,200**	1,200
B. Serie B: Series B bonds mature as of December 2008. Annual libor interest rate is 6 months + 2.75%	**1,200**	1,200
C. Serie C: Series C bonds mature as of December 2009. Annual libor interest rate is 6 months + 2.87%	**1,200**	1,200
D. Serie D: Series D bonds mature as of December 2010. Annual libor interest rate is 6 months + 3%	**1,200**	1,200
E. Serie E: Series C bonds mature as of December 2011. Annual libor interest rate is 6 months + 3.12%	**1,200**	1,200
F. Serie F: Series F bonds mature as of December 2012. Annual libor interest rate is 6 months + 3.25%	**1,500**	1,500
	32,282	34,076
Less: Current portion	**5,575**	5,100
Total	**B/. 26,707**	B/. 28,976

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

13. Accrued Expenses and Other Liabilities

		September *2007*		December *2006*
Vacations payable	B/.	**522**	B/.	562
Income tax and social security		**504**		629
Thirteen Month payable		**256**		69
Managers' profit sharing		**492**		869
Interest payable		**276**		206
Payroll withholdings		**70**		63
Income tax payable		**1,097**		2,178
Customers deposits		**404**		726
Others		**596**		424
	B/.	4,217	B/.	5,726

14. Industrial Incentives

By virtue of its registration in the Official Industry Registry and for a period of ten years, Empresas Melo, S. A. was granted the industrial incentive for research and development of local industries and exports, under Law No.3 of December 20, 1986. For Empresas Melo, S. A. it was extended until 2010.

The Company has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories, raw materials, semi-elaborated products, container fuel and lubricants to be used in the manufacturing of their products.

b) Exemption from income taxes on income originating from exports and on earnings reinvested in the expansion of the factory's productive capacity and for the development of new products.

c) Special loss carry-forward regime for income tax. Losses suffered in any year during the Official Registry period could be applied against taxable income for three years following the period in which they were incurred.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

15. Income Tax

Major components of tax expenses for the year ended September 30 were:

	September			
		2007		*2006*
Income tax	**B/.**	**2,660**	B/.	3,172

Deferred tax assets

Deferred taxes at September 30 relates to the following:

	Calculation Basis				*Deferred Income Tax*			
		2007		*2006*		**2007**		*2006*
Seniority premium	**B/.**	**921**	B/.	921	**B/.**	**274**	B/.	274

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

15. Income Tax (continued)

The Group computed a deferred tax asset for B/.274 as of September 30, 2007. These balances are mainly the result of provision for seniority premiums prior to 1993, which will be available for application against future income taxes. This provision is estimated on the basis mentioned above at B/.921 as of September 30, 2007. According to Panamanian tax rules, in case of seniority premiums, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to International Financial Reporting Standard No.12, there must be a certain use before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

16. Dividends Paid

During 2007, dividends of B/.1.343 per ordinary share (totaling B/.3018) were declared and paid.

During 2006, dividends of B/.0.758 per ordinary share (totaling B/.1,759) were declared and paid.

17. Segment Information

The Group's business operations are structured and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit which offers different products and serves different markets.

The stores segment is a wholesale company representing and distributing agricultural products and hardware store products, construction, home appliances, pets and gardening.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

17. Segment Information (continued)

The poultry segment is broken down further into production, animal food, marketing and added value product areas. The food production segment is the area where breeders are prepared for their reproductive cycle. In the reproductive period, the hens produce fertile eggs for the incubation facilities. The animal feeds segment is specialized in the production of balanced foods for animals, particularily for poultry. The marketing segment is responsible for selling and distributing live and processed chickens, eggs and poultry-based products. The value added production segment is the business unit responsible for processing and marketing chicken-based food products.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, plus spare parts and tires for passenger and commercial transportation. Additionally, it provides garage repair services for these vehicles and equipment.

The lumber segment is dedicated to manufacturing solid wood and paneled doors.

The restaurant segment is a fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is responsible for developing plots of land for sale in mountain projects with cooler climates.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

18. Earnings per Share - Basic and Diluted

Basic earnings per share are calculated by dividing the years' net income by the number of common shares or shares issued and outstanding.

	September *2007*		December *2006*	
Net income atributable to shareholders common shares for basic earnings	B/.	8,485	B/.	7,262
Number of common shares outstanding applicable for basic and diluted net income per share		2,242,642		2,323,044
Earning per share basic and diluted	B/.	3.79	B/.	3.13

There were no other transactions relating to common shares since the date of the report and prior to completion of these financial statements.

19. Directors Fees

	September			
	2007		*2006*	
Compensations:				
Group Directors with Executive Functions	B/.	520	B/.	313
Group Directors without Executive Functions		29		46
	B/.	549	B/.	359
Rentals:				
Group Directors with Executive Functions	B/.	227	B/.	220
Group Directors without Executive Functions		10		29
	B/.	237	B/.	249

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

20. General and Administrative Expenses

	September			
		2007		*2006*
Salaries, Commissions and premiums	B/.	17,233	B/.	15,303
Employees share in earnings		5,594		4,882
Travel, allowance and transportation		728		700
Legal and professional fees		1,489		1,540
Insurance		328		305
Rental		1,697		1,402
Electricity, telephone and water		4,629		4,066
Repair and maintenance		2,322		1,806
Maintenance of machinery		1,203		1,178
Cleaning		1,244		1,169
Inventory		237		127
Packaging, bags and paper		1,845		1,776
Office expenses		740		759
Stamps and sealed paper		128		125
Taxes		739		623
Bad debts		408		350
Delivery, freight and transport		1,992		1,632
Fumigation and medical expenses		684		809
Advertising		1,859		1,504
Bank charges		409		358
Gas and lubricants		2,726		2,695
Expenses of rim and accesory		268		281
Vehicle maintenance and spare parts		1,020		934
Supply and materials		1,069		874
Breeds		265		285
Sales tax		599		542
Selling expenses		1,633		1,396
Tools		1,383		1,439
Rent of equipment		133		103
Expenses transferable to cost		(22)		(29)
Miscellaneous		1,088		1,139
	B/.	55,670	B/.	50,073

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 and 2006

21. Commitments and Contingencies

Commitments

Financial lease obligations

The Group has contracted commercial financial leases for certain rolling equipment. These leases have an average life of 3 years.

Future minimum payments for financial leases include the present value of minimum payments, net of lease, and are comprised as follows:

	September 2007		December *2006*	
Within one year	**B/.**	**1,949**	B/.	1,348
More than one year, but less than three years		**1,127**		1,199
	B/.	**3,076**	B/.	2,547

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a technology license and technical assistance agreement with Tyson Foods, Inc., entering into the following contract obligations:

1. Effective for a ten-year period from October 1, 1998 may be renewed automatically, unless one of the parties notifies the intention to negotiate no less than thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of licensed product net sales with a minimum annual payment of B/.200

Letter of credit

The Group maintains open letters of credit as of September 30, 2007, with different local banks, for B/.5,000.

Purchase of grains

As of September 30, 2007, the Group maintains commitments to purchase grains for B/.11,041.

In Thousands of USA Dollars

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2007 and 2006

21. Commitments and Contingencies (continued)

Cession of portfolio

The Group has transferred part of its notes receivable portfolio with a mortgage and antichretic guarantee as a result of property (land) sales, for which it received 100% of this account in cash. As part of the credit cession contract, the Group is forced to repurchase credits in arrears by three or more consecutive payments. As of June 30, 2007, the balance of this account is B/.7,467. Historically, this account's lateness has been at 1.2%.

Contingencies

Income tax

According to tax regulations in effect, income tax returns of entities constituted in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2006.

Civil Trials

1. There are two criminal actions against Cristian Miranda and Ariel Rodriguez for manslaughter, since both persons were driving vehicles owned by Empresas Melo, S. A. at the time of the accident. These cases are awaiting preliminary hearing dates.

2. A criminal proceeding against Ariel Rodriguez for alleged manslaughter. He was driving a vehicle owned by Empresas Melo, S. A. In this file a preliminary hearing took place at the First Criminal Court of the District of Panama, whereby a provisional dismissal was ruled in favor of the defendant.

Administrative Proceedings

1. An ordinary proceeding involving a high amount against Empacadora Avícola, S.A. and Henry French, an employee of the latter, in which damages are being claimed, including lost profit, moral and material damages, as a result of the traffic accident. The claim amount is B/550. This proceeding is pending, until the Court rules on this matter.

END